Exhibit 12.1

Health Insurance Innovations, Inc.

Ratio of Earnings (loss) to fixed charges

(in thousands, except ratios)

	Three months ended
	March 31,	Fiscal Year Ended December 31,
	2017	2016		2015	2014	2013	2012
Earning (loss):
Income (loss) before income taxes	$7,053	$8,357		$(457)	$512	$(8,399)	$3,260

Add: fixed charges	27	160		182	119	42	299
Add: Amortization of capitalized interest	—	—		—	—	—	—
Less: Capitalized interest	—	—		—	—	—	—
Less: NCI in pretax income/(loss) of subs	2,674	8,428		(45)	437	(5,063)	—

Total earnings (loss)	$4,406	$89		$(230)	$194	$(3,294)	$3,559

Fixed charges:
Interest expense	$1	$47		$31	$30	$1	$271
Interest capitalized	—	—		—	—	—	—
Amortization of debt issue costs		14		8	1	—	—
Estimate of interest included within rental expense	26	99		143	88	41	28

Total fixed charges	$27	$160		$182	$119	$42	$299

Ratio of earnings to fixed charges	163.2		(a)	(a)	1.6	(a)	11.9

(a)	Earnings for the years ended December 31, 2016, 2015 and 2013 were insufficient to cover fixed charges by approximately $0.1 million, $0.4 million and $3.3 million, respectively.